Allstate Distributors, L.L.C.

(SEC I.D. No. 8-52029)

Financial Statements and
Supplemental Schedules as of and
for the Year Ended December 31, 2016 and Report of
Independent Registered Public Accounting Firm

ALLSTATE DISTRIBUTORS, L.L.C.

TABLE OF CONTENTS

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Allstate Distributors, L.L.C.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Allstate Distributors, L.L.C. (the "Company") as of December 31, 2016, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Distributors, L.L.C. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules G and H listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

February 28, 2017

Member of
Deloitte Touche Tohmatsu Limited

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	1,508,811
Fee income receivable from affiliates		300,913
Other assets		46,058
TOTAL ASSETS	$	1,855,782
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to affiliates	$	69,860
Accounts payable and accrued expenses		34,180
Income taxes payable to affiliate		27
TOTAL LIABILITIES		104,067
MEMBER'S EQUITY		1,751,715
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,855,782

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Fee income	$	3,432,146
Underwriting revenue		204,560
Interest income		81
TOTAL REVENUES		**3,636,787**
EXPENSES:		
Salaries and employee benefits expenses		2,885,729
General and administrative expenses		594,153
Regulatory fees		70,998
Wholesaling and marketing expenses		69,956
Other expenses		15,870
TOTAL EXPENSES		**3,636,706**
INCOME FROM OPERATIONS BEFORE INCOME TAXES		**81**
INCOME TAX EXPENSE		27
NET INCOME	$	**54**

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBER'S EQUITY — Beginning of year	$	1,751,661
NET INCOME		54
MEMBER'S EQUITY — End of year	$	1,751,715

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	54
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Fee income receivable from affiliates		(2,569)
Other assets		4,489
Payable to affiliate		45,015
Accounts payable and accrued expenses		(6,790)
Net cash provided by operating activities		40,199
CASH AND CASH EQUIVALENTS — Beginning of year		1,468,612
CASH AND CASH EQUIVALENTS — End of year	$	1,508,811

ALLSTATE DISTRIBUTORS, L.L.C.

1.   GENERAL

Basis of presentation - The accompanying financial statements include the accounts of Allstate Distributors, L.L.C. (the "Company"), a limited liability company wholly owned by Allstate Life Insurance Company ("Allstate Life"). Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings LLC ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company serves as principal underwriter for individual and group flexible premium deferred annuity contracts ("contracts") that were issued by Allstate Life and certain of its subsidiaries (the "issuers"). These contracts were sold by registered representatives of an affiliated broker‑dealer who are licensed insurance agents appointed by these issuers and have entered into a selling agreement with the Company to sell the contracts. Effective January 1, 2014, the issuers ceased selling these contracts, and only accept additional deposits. The Company underwrites certain SEC-registered variable annuity, variable life, and variable universal life contracts which are issued by Allstate Life or one of its affiliates (collectively, the "Affiliates") and contracts with affiliated and unaffiliated broker-dealers to sell these contracts. Further, the Company employs wholesalers who promote the sale of the contracts being underwritten by the Company as well as universal life contracts of the issuers. The Company charges fees to the issuers in exact proportion to expenses incurred in the execution of the selling agreements and wholesaling activities. Expenses incurred by the Company are reimbursed through these fees.

In 2014, Allstate Life sold one of its Affiliates, Lincoln Benefit Life Company ("LBL"), LBL's life insurance business generated through independent master brokerage agencies, and all of LBL's deferred fixed annuity and long-term care insurance business to Resolution Life Holdings, Inc ("Resolution"). The Company entered into a principal underwriting agreement with Resolution for the variable universal life contracts sold through independent master brokerage agencies.

Subsequent events - Subsequent events were evaluated through February 28, 2017, the date the financial statements were issued.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fee income - Fee income reflects amounts charged to Allstate Life and its subsidiaries in connection with the sales and underwriting services provided by the Company. Fee income is earned in the period that the corresponding reimbursable expenses are incurred. A receivable is established for fees charged but not yet collected.

Underwriting revenues - Underwriting revenues reflect distribution fees due from Allstate Life for variable annuity contracts underwritten by the Company and underwriting compensation from Resolution. A receivable is established for fees earned but not yet collected.

Expenses - Expenses consist of salaries and employee benefits and general and administrative expenses. Expenses are recognized as incurred. Expenses incurred in carrying out the Company's duties and responsibilities in its role as principal underwriter for contracts issued by Allstate Life and certain of its subsidiaries or Resolution are fully reimbursed through fee income.

Regulatory fees and other expenses - Regulatory fees and other expenses reflect FINRA licensing fees, advertising costs, state filing fees and other costs incurred in the normal course of business.

Wholesaling and marketing expense - Wholesaling and marketing expenses reflect amounts due to an unaffiliated third party for wholesaling and marketing support provided to an affiliated broker-dealer for variable annuity contracts underwritten by the Company.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The Company had no differences between the financial statement and tax bases of assets and liabilities as of December 31, 2016.

Cash and cash equivalents - Cash equivalents include highly liquid investments in money market funds with original maturities of less than ninety days. Money market funds are carried at fair value, which is equal to the net asset value of the funds.

3. **FAIR VALUE OF ASSETS AND LIABILITIES**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Financial Condition at fair value as of December 31, 2016 consist of money market funds included as a component of cash and cash equivalents. There are no liabilities carried at fair value. Money market funds are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Company can access.

Level 2: Assets whose values are based on the following:

  a. Quoted prices for similar assets in active markets;
  b. Quoted prices for identical or similar assets in markets that are not active; or
  c. Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets.

During the reporting period, all money market funds consist of shares of mutual funds totaling $779,225 that have daily quoted net asset values for identical assets that the Company can access and are categorized as Level 1. The net asset values are received monthly from the third party custodial financial institution.

The fair value of all other financial assets and liabilities approximates their carrying value as they are short-term in nature.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3‑1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2016, the Company had net capital, as defined under the Rule, of $1,481,114 which was $1,474,176 in excess of required net capital of $6,938.

The Company's aggregate indebtedness, as defined under the Rule, was 7.03% of its net capital.

5. INCOME TAXES

As a limited liability company, the Company's 2016 income will be reported on the income tax return of Allstate Life as the Company's sole member. Allstate Life will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's 2016 tax liability or benefit with Allstate Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2013 and 2014 federal income tax returns. The Allstate Group's tax years prior to 2013 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

The Company had no liability for unrecognized tax benefits as of December 31, 2016 and believes that it is reasonably possible that the liability balance will not significantly increase within the next 12 months. No amounts have been accrued for interest or penalties.

The Company paid income taxes of $29 in 2016. The statutory federal income tax rate of 35% is the same as the effective rate on income from operations in 2016.

6. RELATED-PARTY TRANSACTIONS

Certain affiliates of the Corporation ("service providers") provide services and administrative activities for the Company. The Company also utilizes business facilities and equipment owned or leased and operated by the service providers in conducting its business activities. The Company reimburses the service providers for costs incurred in providing these services. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. In 2016, the total costs allocated to the Company for these services totaled $3,432,146.

The Company receives fee income from the contract issuers for which the Company serves as a wholesaler. The fee income is based on the expenses incurred in conducting the wholesaling activities. During 2016, the Company earned fee income of $3,432,146. As of December 31, 2016, amounts due from the contract issuers totaled $297,669.

The Company earned underwriting revenue of $162,099 for underwriting services provided to Allstate Life. As of December 31, 2016, $3,244 is due from Allstate Life for distribution fees earned.

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2016   **Schedule G**

NET CAPITAL

TOTAL MEMBER'S EQUITY		$	1,751,715
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:			
Nonallowable assets:			
Fee income receivable	$	208,958	
Other assets		46,058	
Total nonallowable assets			255,016
HAIRCUTS ON SECURITIES POSITIONS:		$	15,585
2% Haircut on money market			
NET CAPITAL		$	1,481,114
AGGREGATE INDEBTEDNESS		$	104,067

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:

MINIMUM NET CAPITAL REQUIRED		
(6 2/3% of aggregate indebtedness)	$	6,938
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF		
REPORTING BROKER OR DEALER	$	5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	6,938
EXCESS NET CAPITAL	$	1,474,176
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		7.03%

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2016, filed on January 26, 2017.

ALLSTATE DISTRIBUTORS, L.L.C.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

December 31, 2016   **Schedule H**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(l) of Rule 15c3-3.

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA
Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Allstate Distributors, L.L.C.
Northbrook, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allstate Distributors, L.L.C. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ Deloitte & Touche LLP

February 28, 2017

ALLSTATE DISTRIBUTORS, L.L.C.

EXEMPTION REPORT
December 31, 2016

Allstate Distributors, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

   (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: paragraph *(*k)(1)

   (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: paragraph (k)(1) throughout the year ended December 31, 2016 without exception.

Allstate Distributors, L.L.C.

I, Mary K. Nelson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: /s/ Mary K. Nelson

Title: President

February 28, 2017